UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated June 17, 2025

Item 1

RELEVANT INFORMATION

Bogotá, June 17, 2025. Grupo Aval Acciones y Valores S.A. (the “Company”) informs the appointment of Ernesto Gutiérrez de Piñeres as Corporate Vicepresident of Technology. Mr. Gutiérrez de Piñeres has over 25 years of professional experience. Prior to joining Grupo Aval, he served as Chief Executive Officer at Seynekun and held the position of Vicepresident of Science, Technology, and Innovation at Ecopetrol, in addition to other leadership and executive roles across companies in multiple sectors.

Mr. Gutiérrez de Piñeres holds a degree in Systems Engineering from Universidad del Norte, anMBA from Universidad de los Andes, and has completed various executive education programs in leadership and strategic management at IESE Business School and other academic institutions in Colombia and abroad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel